Exhibit 99.1

                  CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL REACHES SETTLEMENT WITH SEC,

PROVIDES UPDATE ON OSC INVESTIGATION

TORONTO, Canada, March 24, 2008 — Biovail Corporation (NYSE, TSX: BVF) today announced it has reached a settlement with the U.S. Securities and Exchange Commission (SEC) in respect of an investigation of the Company and certain current and former officers.

The investigation related to specific accounting and financial disclosure practices, as previously disclosed, that occurred between 2001 and 2003 and resulted in a civil complaint filed by the SEC today. Biovail has entered into a Consent Decree with the SEC in which the Company has not admitted to the civil charges contained in the complaint but has agreed to pay $10 million to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The complaint is available on the SEC’s website at www.sec.gov.

The settlement does not include four individuals who were also named in the complaint, including two of the Company’s former officers, Eugene Melnyk (then Chairman and Chief Executive Officer) and Brian Crombie (then Chief Financial Officer), and two of its current officers, Kenneth Howling (then responsible for Corporate Communications, and current Chief Financial Officer) and John Miszuk (Vice-President, Controller and Assistant Corporate Secretary). The allegations against these individuals have not been resolved.

Mr. Howling and Mr. Miszuk are being reassigned to different non-officer positions within the Company.

Adrian de Saldanha, Biovail’s Vice-President, Finance and Treasurer, has been appointed interim CFO. Mr. de Saldanha is a Chartered Accountant who joined the Company in 2001.

With respect to the previously disclosed investigation by the Ontario Securities Commission (OSC), the Company today confirmed that the OSC has issued a Notice of Hearing against it and the four individuals referred to above in respect of substantially the same matters as are described in the SEC complaint. The Notice of Hearing was accompanied by a Statement of Allegations setting out OSC Staff’s allegations concerning certain accounting and disclosure items dating from 2001 to 2003. The Notice of Hearing and Statement of Allegations are available on the OSC’s website at www.osc.gov.on.ca. The timing of a hearing has not been determined.

The Company will not be commenting further on these matters at this time.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s website at www.biovail.com.